# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verrica Pharmaceuticals Inc., CIK 0001660334
CUSIP: 92511W207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 44 W. Gay Street, Suite 400, WEST CHESTER, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0001104659-24-123093
Filed by CIK 0001494695
Persons authorized to receive notices and communications: Paul B. Manning, c/o PBM Capital Group, LLC, 200 Garrett Street, Suite S, Charlottesville, Virginia (VA), 22902, (434) 980-8100

## Reporting persons
- Paul B Manning (CIK 0001494695): type of reporting person: investment company (IV); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,681,996; shared voting power 3,374,035; sole dispositive power 4,681,996; shared dispositive power 3,374,035; aggregate amount beneficially owned 8,056,031 (49.9% of the class)
- PBM Capital Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 25,663; shared voting power 0; sole dispositive power 25,663; shared dispositive power 0; aggregate amount beneficially owned 25,663 (0.2% of the class)
- BKB Growth Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 3,348,372; shared voting power 0; sole dispositive power 3,348,372; shared dispositive power 0; aggregate amount beneficially owned 3,348,372 (20.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Verrica Pharmaceuticals Inc.
Address of issuer's principal executive offices: 44 W. Gay Street, Suite 400, WEST CHESTER, Pennsylvania (PA), 19380
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the "Common Stock") of Verrica Pharmaceuticals, Inc., a Delaware corporation (the "Issuer" or "Verrica"), as filed with the Securities and Exchange Commission (the "SEC") on July 15, 2022 (the "Initial Schedule 13D"), as amended on November 26, 2024 ("Amendment No. 1"). Effective July 24, 2025, the Issuer effected a 1-for-10 reverse stock split of the Issuer's common stock. The number of securities reported herein has been adjusted to reflect the reverse stock split. All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Initial Schedule 13D and Amendment 1. This Amendment No. 2 is being filed to report the purchase of shares and warrants by the Reporting Person, as described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Manning beneficially owned (i) 3,958,189 shares of the Issuer's common stock held by Paul and Diane Manning, JTWROS; (ii) 332,433 shares of the Issuer's common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; (iii) 267,561 shares of the Issuer's common stock held by separate trusts for the benefit of the Reporting Person's immediate family members; and (iv) 123,813 shares of the Issuer's common stock issuable upon the exercise of warrants within 60 days of November 25, 2025. Mr. Manning exercises sole voting and dispositive power over such shares.

As of the date hereof, PBM Capital Investments, LLC ("PBM") is the record owner of 25,663 shares of the Issuer's common stock. Mr. Manning is the Chief Executive Officer of PBM and has sole voting and dispositive power over the shares held by PBM.

As of the date hereof, BKB Growth Investments, LLC ("BKB") is the record owner of 3,348,372 shares of the Issuer's common stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares held by BKB.

Each of Mr. Manning, PBM and BKB may be deemed to beneficially own 49.9%, 0.2% and 20.9%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 15,989,861 shares of the Issuer's common stock outstanding as of November 25, 2025, as provided by the Issuer.

Collectively, the Reporting Persons beneficially own an aggregate of 8,056,031 shares of Common Stock, which represents 49.9% of the Issuer's outstanding Common Stock. Mr. Manning is not entitled to exercise any portion of the warrants that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by him to exceed 49.99% of the number of shares of the Issuer's common stock outstanding immediately after giving effect to the exercise. BKB is not entitled to exercise any portion of the warrants that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by it to exceed 19.99% of the number of shares of the Issuer's common stock outstanding immediately after giving effect to the exercise.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Manning has sole voting and dispositive power over 4,681,996 shares of the Issuer's common stock and shared voting and dispositive power over 3,374,035 of the Issuer's common stock.

PBM has sole voting and dispositive power over 25,663 shares of the Issuer's common stock.

BKB has sole voting and dispositive power over 3,348,372 shares of the Issuer's common stock.
Transactions in the class effected during the past sixty days: On November 25, 2025, Mr. Manning purchased 1,375,380 investment units each of which consists of a share of the Issuer's Common Stock and a Series C warrant for one quarter of a share of Common Stock. BKB purchased 2,750,762 investment units each of which consists of a share of the Issuer's Common Stock and a Series C warrant for one quarter of a share of Common Stock. Each unit was purchased for $4.2425.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D, filed by the Reporting Persons on July 15, 2022)

## Signatures
- Paul B Manning: /s/ Paul B. Manning, Paul B. Manning (11/28/2025)
- PBM Capital Investments, LLC: /s/ Paul B. Manning, By: PBM Capital Group, LLC, its Manager, By: Paul B. Manning, Chief Executive Officer (11/28/2025)
- BKB Growth Investments, LLC: /s/ Paul B. Manning /s/ Bradford Manning, By: Tiger Lily Capital, LLC, its manager, By: Paul B. Manning, Manager and Bradford Manning, Manager (11/28/2025)